FIRST AMENDMENT TO THE AMENDED AND RESTATED

ASSET PURCHASE AGREEMENT

This FIRST AMENDMENT TO THE AMENDED AND RESTATED ASSET PURCHASE AGREEMENT dated July 31, 2007 (the “Amending Agreement”) is entered into by and between MKU Canada Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the “Buyer”), and Astris Energi Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (the “Seller”).

RECITALS:

WHEREAS, the Buyer and the Seller entered into an amended and restated asset purchase agreement dated July 12, 2007 (the “A&R APA”) relating to the purchase and sale of certain assets of the Seller; and

WHEREAS, the Buyer and the Seller wish to amend and restate the A&R APA on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

1.

Section 5.4(b) of the A&R APA is deleted in its entirety and the following substituted therefor:

“Ontario. The authorized capital stock of Ontario consists of an unlimited number of common shares (the “Ontario Common Shares”) and an unlimited number of preference shares (the “Ontario Preference Shares”).  As of the date of this Agreement, 100 Ontario Common Shares and 738 Ontario Preference Shares were issued and outstanding.  Other than the foregoing, there are no other shares of a class or series of capital stock or other equity interest of Ontario authorized or outstanding.  All of the issued and outstanding Ontario Common Shares and Ontario Preference Shares have been duly authorized and validly issued, are fully paid and non-assessable and are free and clear, and as of the Closing will be free and clear, of all Liens and preemptive rights other than Permitted Liens.  All of the issued and outstanding Ontario Common Shares and Ontario Preference Shares were issued in compliance with any preemptive rights and any other statutory or contractual rights of any shareholders of Ontario and in compliance with all applicable securities Laws.  Section 5.4(b) of the Seller Disclosure Schedule sets forth a correct, true and complete list of each Person who, as of the close of business on the date hereof, holds an option under any option plan or otherwise or a warrant, indicating with respect to each option and warrant then outstanding, the number of Ontario Common Shares subject to such option or warrant, the grant date and exercise price of such option or warrant, and the vesting schedule and expiration of such option or warrant.  The only security issuable upon exercise of outstanding options or warrants is Ontario Common Shares.  Except as set forth in Section 5.4(b) of the Seller Disclosure Schedule, there are not as of the date hereof, and there will not be, any subscriptions, outstanding or authorized options, warrants, convertible securities, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Ontario is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of its capital shares or any securities or rights convertible into, exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or requiring it to give any Person the right to receive any benefit or rights similar to any rights enjoyed by or accruing to the holders of shares of capital stock or any rights to participate in the equity or net income of Ontario.  There are no shareholder agreements, voting trusts or other agreements or understandings to which Ontario is a party or by which it is bound or between or among its shareholders, with respect to the transfer or voting of any capital stock of Ontario.”

2.

Section 5.5(a) of the A&R APA is deleted in its entirety and the following substituted therefor:

“Ontario, directly, and s.r.o., indirectly, are the only Subsidiaries of the Seller, and one-hundred percent (100%) of the issued and outstanding Ontario Common Shares and Ontario Preference Shares are owned by the Seller.”

3.

“Ontario Preference Shares - 5.4(b)” is added to the list of defined terms at the end of Section 14.1 of the A&R APA.

4.

The parties agree that any reference to the A&R APA in the documents, agreements, certificates and instruments delivered in connection with the A&R APA shall be deemed to mean the A&R APA, as amended by this Amending Agreement.

5.

Except as expressly amended by the provisions of this Amending Agreement, the provisions of the A&R APA shall remain in full force and effect and are hereby ratified and confirmed.

6.

This Amending Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

7.

This Amending Agreement shall be construed in accordance with and governed by the laws of the State of New York excluding the application of any of its choice of law rules that would result in the application of the laws of another jurisdiction.

8.

This Amending Agreement may be executed in any number of counterparts and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute one and the same instrument.  One party may execute one or more counterparts other than that or those executed by another party, without thereby affecting the effectiveness of any such signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Amending Agreement.

Seller:

ASTRIS ENERGI INC.

By: /s/ Jiri Nor

_______________________________________

Name: Jiri K. Nor

Title: President

Buyer:

MKU CANADA INC.

By: /s/ Atul Sabharwal

______________________________________________

Name: Atul Sabharwal

Title: President